Exhibit 99.2

NORSAT INTERNATIONAL INC.

2015 NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS AND INFORMATION CIRCULAR

MARCH 25, 2015

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	1

INFORMATION CIRCULAR	2
SOLICITATION OF PROXIES	2
APPOINTMENT AND REVOCATION OF PROXIES	2
VALIDITY OF PROXIES	3
VOTING OF PROXIES	3
ADVICE TO NON-REGISTERED SHAREHOLDERS	3
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	4

MATTERS TO BE ACTED UPON	4
FINANCIAL STATEMENTS	4
ELECTION OF DIRECTORS	5
APPOINTMENT OF AUDITOR	7
CONTINUATION OF THE STOCK OPTION PLAN	8
ANY OTHER MATTERS	11
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	11
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	11

OTHER INFORMATION REGARDING THE COMPANY	11
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	11
MANDATE AND REPORT OF THE BOARD	12
MANDATE AND REPORT OF THE COMPENSATION COMMITTEE	15
DIRECTORS’ COMPENSATION	16
EXECUTIVE COMPENSATION	23
MANDATE AND REPORT OF THE AUDIT COMMITTEE	25
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	27
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	28
ADDITIONAL INFORMATION	28
APPROVAL OF CIRCULAR	28

APPENDIX A – AUDIT COMMITTEE CHARTER	A-1

APPENDIX B – CHANGE IN AUDITOR REPORTING PACKAGE	B-1

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NORSAT INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of Shareholders of NORSAT INTERNATIONAL INC. (the “Company”) will be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, B.C., V6C 2Y9 on Wednesday, May 6, 2015 at 2:00 p.m. (Pacific time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014, together with the report of the auditors thereon;

2.	To elect the directors of the Company for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.	To consider, and if deemed appropriate, to approve by ordinary resolution, the continuation of the Company’s Stock Option Plan, as set out in the Information Circular; and

5.	To transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Company have fixed the close of business on April 1, 2015 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of April 1, 2015 will be entitled to vote, in person or by proxy, at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Investor Services Inc., Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 2:00 p.m. (Pacific time) on May 4, 2014 or no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Richmond, British Columbia, as of this 30th day of March, 2015.

By order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

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NORSAT INTERNATIONAL INC.

INFORMATION CIRCULAR

This Information Circular is furnished to the shareholders of Norsat International Inc. (the “Company”) by management for use at the Annual General Meeting (the “Meeting”) of the Company (and any adjournment thereof) to be held on May 6, 2015 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting.

The Board of Directors of the Company (the “Board”) has approved the contents and the sending of this Information Circular. Unless otherwise indicated, all information is given as of March 25, 2015 and all dollar amounts referred to herein are in United States Dollars.

SOLICITATION OF PROXIES

The accompanying form of proxy is being solicited by and on behalf of the management of the Company. All costs of solicitation by management will be borne by the Company. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY CROSSING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. The signature must conform to the name of the shareholder(s) as registered. To be valid, a proxy must be dated and signed by the shareholder(s) or his attorney authorized in writing. Executors, administrators, trustees or other personal representatives signing on behalf of a registered shareholder(s) should so indicate when signing. Where common shares are held jointly, either owner may sign. Where common shares are held by a company, a duly authorized officer or attorney of the company must sign. If the proxy is executed by the personal representative for an individual shareholder(s) or by an officer or attorney of a corporate shareholder(s), not under its corporate seal, the instrument empowering the personal representative, officer or attorney, as the case may be, or a notarial certified copy thereof, must accompany the proxy.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a Company, by a duly authorized officer or attorney of the Company, and delivered to the registered office of the Company, Suite 110 - 4020 Viking Way, Richmond, British Columbia, V6V 2L4 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

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VALIDITY OF PROXIES

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting prior to the commencement of the meeting.

A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

VOTING OF PROXIES

COMMON SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made. SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The accompanying form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the Company’s records or validly appointed proxy holders are permitted to vote at the Meeting. Most shareholders are “non-registered” shareholders because their shares are registered in the name of a nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as CDS Clearing and Depository Services Inc. (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered shareholder.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that resulted from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding as at December 31, 2014 were reduced to 5,831,658 common shares on a post-consolidated basis.

This information circular reflects the share capital consolidation on a retroactive basis. Hence, the number of common shares, options, restricted share units and price per share calculations reflect the impact of the share capital consolidation.

The Company’s authorized capital consists of an unlimited number of common shares without par value, of which 5,831,658 common shares are issued and outstanding as at March 25, 2015.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or control or direct shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company are as follows:

Name	Number of Common Shares (1)	Percentage of Common Shares

Privet Fund Management LLC	856,366	14.68%

Note:

1.

The information as to the Common Shares held by the listed company is not within the knowledge of management of the Company. Consequently, such information has been obtained from publicly available disclosure.

Only persons registered as shareholders on the books of the Company as of the close of business on April 1, 2015 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare’s principal offices in Toronto and Vancouver, and at the Meeting.

Under the Company’s Articles, the quorum for the transaction of business at the Meeting is at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued Common Shares of the Company entitled to be voted at the Meeting. Unless otherwise described herein, a simple majority of votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014, and the auditors’ report thereon, will be presented at the Meeting and have been filed along with related Management’s Discussion and Analysis (“MD&A”) under the Company’s profile on SEDAR at www.sedar.com.

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ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Each of the nominees named below has consented to act as a director of the Company. In the event the Company is advised prior to the election of directors at the Meeting that any such individual is unable or unwilling to so act, a completed proxy will confer discretionary authority on the proxy holder so named to vote for the election of such other individual who may be nominated at the Meeting.

Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).

Majority Voting Policy

The Company’s majority voting policy applies to this election. Under this policy, a director who is elected in an uncontested election with more votes withheld than voted in favour of his or her election will be required to tender his or her resignation to the Board Chairman for consideration by the Board. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. The Board will announce its decision (including the reason for not accepting any resignation) by press release within 90 days of the Meeting where the election was held.

Advance Notice Policy

On April 3, 2013, the Board adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCBCA or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Advance Notice Policy also requires all proposed director nominees to deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

Director term limits

On March 3, 2015, the Board adopted a term limit policy for directors who join the Board after March 3, 2015, requiring them to tender their resignation to the Chairman after 10 years of

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service on the Board. The Board has the discretion to extend a director’s term for such period as the Board deems appropriate if it is in the best interests of the Company to do so.

Board Size

The Board has carefully considered issues relating to its size. The optimal size for the board represents a balance between two opposing needs: a business need for strong, professional and industry sector representation; and the need to be small enough to facilitate open and effective dialogue and decision-making. The board has determined that this year 5 nominees are proposed for election as directors at the Meeting.

Nominees for Election

The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, the province or state and country in which he/she is ordinarily resident, all offices of the Company now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Company, and the number of common shares of the Company beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof:

Name, Province and Country of Residence	Position with the Company	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed(1)
Fabio Doninelli Chiasso, Sw itzerland	Chair of the Board and member of the Audit and Compensation Committees	President and Board Member of Prismafin S.A., an international investment organization	March 2011	222,231(2)
Joseph Caprio New York, USA	Director, Chair of the Compensation Committee and member of the Audit Committee	Proprietor and President of Cooperative Collegiate Services, a management and business services company.	May 2005	22,734(3)
Amiee Chan British Columbia, Canada	Director, President and Chief Executive Officer	Director, President and Chief Executive Officer of the Company	July 2009	69,897
James Topham British Columbia, Canada	Director and Chair of the Audit Committee	Corporate Director of several public and private technology companies. Former Partner KPMG LLP	May 2011	7,014
Shannon Susko, Whistler British Columbia, Canada	Director and member of the Compensation Committee	CEO Coach/Advisor and Corporate Director	May 2014	1,308

Notes:

(1)

The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually. Number of common shares owned reflects post-consolidated number of common shares. Please refer to the above section “Voting Shares and Principal Holders Thereof” for further information.

(2)

Mr. Doninelli directly owns 23,673 shares of the Company. By virtue of his position as President of Prismafin S.A., Mr. Doninelli also exercised direction over 198,558 common shares of the Company held by Prismafin S.A, bringing his total number of common shares controlled to 222,231.

(3)

Mr. Caprio directly owns 18,684 shares of the Company. By virtue of Mr. Caprio’s spouse, he exercises direction over an additional 4,050 shares of the Company, bringing his total number of common shares controlled to 22,734.

The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually. Number of common shares owned reflects post-consolidated number of common shares.

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Corporate Cease Trade Orders, Bankruptcies

No proposed director of the Company is or has been, within the past 10 years, a director, chief executive officer or chief financial officer of any company that,

(a)

was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

No nominated director of the Company has been subject to any penalties or sanctions.

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, directors’ and officers’ liability insurance in the amount of $10,000,000. Total premiums expensed during 2014 were $42,666.

APPOINTMENT OF AUDITOR

At the request of the Board, the Audit Committee conducted a review of the Company’s audit requirements and the offers of services received for the 2015 financial year and the fees associated with such services. As a result of such review, the Audit Committee determined to recommend the appointment of PricewaterhouseCoopers LLP as the Company’s auditor for the financial year ending December 31, 2015. Grant Thornton LLP has served as the auditor of the Company since March 29, 2010.

The Board approved the unanimous recommendation of the Audit Committee to appoint PricewaterhouseCoopers LLP because of their knowledge of the industry and market in which the Company operates, as well as their competitive fees.

At the Meeting the shareholders will be asked to appoint PricewaterhouseCoopers LLP, Chartered Accountants as the auditor of the Company to hold office until the close of the next annual general meeting of shareholders and to authorize the directors to fix their remuneration.

The persons named in the accompanying form of proxy intend to vote in favour of the resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, unless the shareholder who has given the proxy has directed that the Common Shares represented thereby be withheld from voting in respect of the appointment of auditors.

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In accordance with National Instrument 51-102 - Continuous Disclosure Obligations, the requisite reporting package is attached hereto as Appendix “B”. The reporting package consists of (a) the Notice of Change of Auditor, (b) the letter of Grant Thornton LLP (the former auditor), and (c) the letter of PricewaterhouseCoopers LLP (the successor auditor).

CONTINUATION OF THE STOCK OPTION PLAN

The Company’s Stock Option Plan dated for reference May 9, 2012 (the “Plan”) was originally approved by the Company’s shareholders on May 9, 2012. The Plan is a rolling plan and allows the Company to reserve up to 10% of the issued and outstanding Common Shares of the Company for issuance as share incentive options to be granted at the discretion of the Company’s Board to eligible optionees (the “Optionees”).

The policies of the TSX require the Company to seek shareholder approval for its option plan every three years. Accordingly, shareholders will be asked approve the continuance of the Plan at the Meeting.

As at March 25, 2015, there were options outstanding to purchase 234,961 Common Shares in the capital of the Company (representing 4% of the current issued and outstanding Common Shares in the capital of the Company). There are a total of 348,204 options available to be granted under the Plan to purchase an aggregate of 583,165 Common Shares (approximately 6% of the current issued and outstanding Common Shares in the capital of the Company) in the future.

The following is a summary of the material terms of the Plan:

  Administration. The Plan is administered by the Board (or a committee thereof) which has the power to (i) grant options, (ii) reserve Common Shares for issuance upon the exercise of options, (iii) determine the terms, limitations, restrictions and conditions respecting option grants, (iv) interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan, and (v) make all other determinations and take all other actions in connection with the implementation and administration of the Plan.

  Number of Securities Issuable. The Plan is a rolling stock option plan that reserves, for issuance pursuant to stock options, a maximum number of Common Shares equal to 10% of the outstanding Common Shares of the Company at the time the Common Shares are reserved for issuance less any common shares reserved for issuance under Share Compensation Arrangements other than the Plan.

  Eligible Persons. “Service Providers” are eligible to receive grants of options under the Plan. “Service Providers” is defined as bona fide directors, officers, employees, management company employees and consultants and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

  Shareholder Approval. Pursuant to the policies of the TSX, the Plan must be approved by the shareholders every 3 years after the implementation of the plan.

  Grants to one Person. The number of Common Shares reserved for issue to any one person under the Plan may not exceed 5% of the outstanding Common Shares of the Company at the time of grant.

  Insiders. The number of Common Shares reserved for issue to insiders of the Company under the Plan, together with all of the Company’s other share compensation arrangements, in aggregate, may not exceed 10% of the issued and outstanding Common Shares of the Company at the time of grant and must not exceed 10% of the issued and outstanding Common Shares issued in any 12 month period.

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  Exercise Price. The exercise price of options under the Plan will be set by the Board at the time of grant and cannot be less than the Market Price, defined as the Closing trading price for the Common Shares on the TSX at the time of grant.

  Vesting. Vesting of options is at the discretion of the Board. Options become exercisable only after they vest in accordance with the respective commitment and exercise form.

  Term of Options. Options granted under the Plan have a maximum term of 10 years from their date of grant.

  No Assignment. All options are exercisable only by the optionee to whom they are granted and are non-assignable and non-transferable.

  Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

o

in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

o

generally speaking, vested options will expire 30 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options shall immediately terminate; and

o

if an optionee is dismissed for cause, such optionee’s options, whether or not they are vested at the date of dismissal, will immediately terminate, except options granted prior to May 30, 2012, will terminate 30 days after the date the Optionee is dismissed from employment or service for cause.

  Change of Control. Upon a change of control or take over bid – in the case of either one, vesting can be accelerated at the discretion of the Board (or a committee thereof).

  Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black out, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

  Cashless Exercise Option. If determined by the Board and at the election of the optionee, options granted may be surrendered to the Company in consideration for such number of Common Shares having an aggregate value equal to the excess of the closing trading price of the Common Shares on the TSX over the exercise price of the options, at the time of such surrender.

  Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Plan:

o	an increase to the aggregate percentage of securities issuable under the plan;

o	a reduction in the exercise price of an outstanding option;

o	an extension of the term of any option beyond the expiry date;

o	any amendment to permit assignments or exercises other than by the optionee other than as set out in the plan;

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o	amendment to the individuals eligible to receive options under the plan;

o

an amendment to the plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the Common Shares; and

o	an amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX policies).

  Amendments Without Shareholder Approval. Subject to the policies of the TSX, the Plan may be amended without shareholder approval for the following:

o	amendments of a “housekeeping” nature;

o	amendments necessary to comply with the provisions of applicable law;

o	amendments respecting the administration of the Plan;

o	any amendment to the vesting provisions of the plan or any option;

o

any amendment to the early termination provisions of the plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

o

the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of participants of Common Shares under the plan, and the subsequent amendment of any such provision which is more favourable to participants;

o	the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the plan reserve;

o	any amendments necessary to suspend or terminate the plan; and

o	any other amendment not requiring shareholder approval under applicable law (including the TSX Policies).

The Board believes that the Plan offers participants a competitive and stable level of equity-based compensation. The Board has determined that the continuation of the Plan is necessary and in the best interests of the Company and its shareholders in order for the Company to continue to secure and retain key personnel and to provide additional motivation to such persons to exert their best efforts on behalf of the Company and its subsidiaries. The Board expects that the Company will continue to benefit from the added interest which employees will have in the welfare of the Company as a result of their equity participation in the Company through the acquisition of Common Shares of the Company.

All previously allocated options will continue unaffected regardless of the outcome of the vote. However, should the Stock Option Plan Resolution not be approved by the shareholders, the Company will no longer be able to make option grants under the Plan, and all allocated options will no longer be available for reallocation if they are cancelled, or expire unexercised. Any future option grants then would require shareholder approval.

At the Meeting, shareholders will be asked to approve the following resolution to approve the continuation of the Plan:

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RESOLVED THAT:

1. the continuation of the Company’s Stock Option Plan dated for reference May 9, 2012 (the “Stock Option Plan”) is hereby approved; and

2. the available and unallocated options issuable pursuant to the Stock Option Plan are hereby approved and authorized for grant until May 6, 2018.

The resolution must be approved by a majority if the shares voted at the meeting (in person or by proxy). Plan participants may vote on the resolution.

The Board of Directors recommends that shareholders vote in favour of the resolution approving the continuation of the Plan. In the absence of a contrary instruction, the persons named in the accompanying form of proxy intend to vote in favour of the resolution.

ANY OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular, none of the directors or executive officers of the Company, nor any proposed management nominee for election as a director of the Company, nor any shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons had, since January 1, 2014 (being the commencement of the Company’s last completed financial year), any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

OTHER INFORMATION REGARDING THE COMPANY

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

GENERAL

The Board and senior management consider good corporate governance to be central to the effective, efficient and prudent operation of the Company. During the past year, both management and the Board have monitored and, where appropriate, responded to regulatory developments aimed at improving corporate governance practices, increasing corporate accountability and enhancing the transparency of public company disclosure and will continue to monitor the developments in corporate governance practices.

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MANDATE AND REPORT OF THE BOARD

The Board believes that its principal responsibility is to foster the long-term success of the Company in a manner consistent with the Board’s responsibility to the Company’s shareholders to maximize shareholder value and provide strategic oversight. It has statutory obligations to act in the best interests of the Company and it has fiduciary responsibilities to the shareholders.

The Board is committed to ensuring it can function independently of management and it is accountable to the shareholders of the Company. The Board strives to effectively manage the business and affairs of the Company by adopting best practices in corporate governance in order to enhance shareholder value.

To achieve its objective, the Board has developed a governance system of interrelated principles, structures and processes which is designed to, among other things: (i) enable the Board to carry out all its responsibilities; (ii) assist the Board in evaluating and improving its performance; and (iii) achieve high standards of governance, which will ultimately help promote management accountability and will ensure the Board functions independently from management.

The Board has developed and adopted a Board Mandate (the “Mandate”) that contains terms of reference to assist the Board and management in determining responsibilities and maintaining effective communication between the Board and management. The Mandate includes Charters of the Committees of the Board, the Audit Committee and the Compensation Committee. The Mandate also addresses director compensation, director criteria and search process and a board and director evaluation process. The full text version of the Mandate can be found at the Company’s webpage at www.norsat.com under “Investors”/”Corporate Governance”.

Membership

The Board considers a director to be independent if the director would be independent for the purposes of National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines. Four of the five directors of the Company are independent; they are Fabio Doninelli, Joseph Caprio, James Topham and Shannon Susko. Amiee Chan is also the President and Chief Executive Officer of the Company. By holding these management positions she is not considered to be independent.

The following directors or proposed directors of the Company are directors of reporting issuers or the equivalent in a foreign jurisdiction:

Name	Reporting Issuers or Equivalent in a Foreign Jurisdiction
James Topham	3 TL Technologies Corp.

Meetings

The following table sets out the attendance record of directors of the Company during the year ended December 31, 2014:

	Board	Committee	Total
	Meetings	Meetings	Meetings
Name	Attended	Attended	Attended	%
Fabio Doninelli	7 of 7	6 of 6	13 of 13	100%
Joseph Caprio	7 of 7	6 of 6	13 of 13	100%
James Topham	6 of 7	4 of 4	10 of 11	91%
Shannon Susko (1)	4 of 4	1 of 1	5 of 5	100%
Amiee Chan	7 of 7	6 of 6	13 of 13	100%

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Note:

(1)	Ms. Shannon Susko was appointed Director of the Board and member of the Compensation Committee on May 7, 2014.

There is an opportunity for a separate meeting of independent directors from management during every Board Meeting or at specifically arranged meetings of independent directors.

Position Descriptions

Because of the small size of the Board, the Board has not developed written position descriptions for the Chair and the Chair of each Board committee. The Chairman of the Board is an independent director. His role is to preside over all meetings of the Board, serve as a liaison with the other independent directors, consult regarding agendas and information sent to the Board and notifies other Board members regarding any legitimate shareholder concerns of which he becomes aware. The Chair of each committee, in consultation with each committee member, will determine the frequency and length of committee meetings and will develop the committee’s agenda.

The Board and CEO have not developed a written position description for the CEO; however, a summary of responsibilities is included in the Employment Agreement with the Company. The directors are kept fully informed of management actions that have a material impact on the operation and performance of the Company. All material contracts and agreements are put before the Board for approval and/or ratification. The Board has charged the CEO with the responsibilities for the day to day running of the Company and to propose strategic direction, policies and financial goals for the review, consideration and approval of the Board.

Orientation and Continuing Education

The Board ensures that all new directors receive a comprehensive orientation. In addition to having extensive discussions with the Chairman of the Board and the CEO with respect to the business and operations of the Company, a new director receives an orientation package, which includes a record of public and other information concerning the Company, prior Board briefing packages and prior minutes of meetings of the Board and applicable Committees. Each director assumes responsibility for keeping themselves informed about the Company’s business and relevant developments outside the Company which affect its business. Individual directors also periodically attend conferences and seminars related to the industry and governance matters organized by professional organizations. Management assists directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board. The Board also meets regularly to discuss issues outside of the presence of management.

In addition, the directors annually take part in tours of the Company’s operations in order to assist the directors in better understanding the Company’s business. These tours include informal presentations and discussions with management and employees. The Board also encourages senior management to ensure that employees who are seen as potential future senior executives of the Company to interact with the Board from time to time to allow the Board members themselves to assess that future potential.

Code of Business Conduct

The Company’s Board adopted a Code of Business Conduct (the “Code”), which applies to all directors, officers and employees of the Company.

The Board monitors compliance with the Code by requiring that all employees have read and signed the Code (as applicable to them) and by charging management with raising to the Board’s attention any issues that arise with respect to the Code. In addition, the Board has adopted a Whistle-Blower Procedure and process, which allows for anonymous submission of complaints or issues relating to the Code or to any accounting or financial improprieties that may arise. Should any director or officer depart from or violate the Code, a material change report is required to be

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filed. There have been no such departures or violations, and hence no material change reports have been filed in 2014 related to departures from or violations of the Code.

Board and Executive Diversity

The Board recognizes the benefits of diversity to the Company, both at the Board level and within the Executive levels. When there are vacancies within these positions, the Board and management considers the existing level of diversity representation such as gender and age and will establish an objective recruitment criteria. Ultimately, appointments to the Board and Executive are made on merit, which is based on a balance of skills, background, experience and knowledge. A formal, rigorous and transparent process against objective criteria recommended by the Board and or management, depending on the role, is in place. In identifying the highest quality candidates, the Board and management will take into account diversity considerations, with a view to ensure that the Company benefits from a broader range of perspectives and relevant experience.

The Company has adopted a written policy relating to the identification and nomination of directors. With respect to Board composition, the Board has currently adopted a diversity objective and targeted a representation of least one woman director. With respect to executive officer positions, the Board and management carefully considers diversity including gender and despite the current small number of executive positions within the Company, the Board has adopted a minimum target representation of at least one woman within these roles.

The current members of the Board and Executive officers have the wide range of skills and experience required to govern and lead the Company. The Board is currently comprised of five directors of which two are women. In the executive level, there are currently three positions of which one position is filled by a woman. This representation meets or exceeds the Board’s targeted representation of at least one woman on the Board and within the Executive levels.

Because of the small size of the Board, the Board has not appointed a separate nominating committee to be responsible to propose and assess potential new directors. At present, a majority of the directors are independent of management of the Company, which will encourage an objective nomination process.

Assessments

Ensuring the effectiveness of the Board is an ongoing process. A formal system for evaluation of the Board as a whole has been established and is performed annually.

Each year the Board formally reviews its own performance, the performance of each committee of the Board and the performance of the Chief Executive Officer. The Board has not formalized an individual director peer assessment because the Board has determined the comprehensive performance assessment that it performs for the Board as a whole and its various committees gives the Chair sufficient information on individual director’s performance.

Committees of the Board

The active committees of the Board are the Audit Committee and the Compensation Committee.

Compensation

The Board dissolved the Compensation Committee by unanimous vote on November 9, 2006. Since then all functions of the Compensation Committee were performed by the independent members of the Board until November 6, 2012 when the Company reconstituted its Compensation Committee.

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MANDATE AND REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee’s mandate is to assist the Board in developing the compensation philosophy and guidelines on director and executive compensation, overseeing succession planning for the executive leadership team, determining the President and CEO’s goals and objectives relative to compensation and performance, reviewing and recommending the President and CEO’s compensation based on evaluation, and determining compensation for executive management other than the President and CEO. The Committee annually reviews and reports to the Board on senior management organizational structure, management’s succession plans for the executive team including specific development plans and career planning for potential successors for both normal career progression and emergency replacement situations. The Committee also manages the Board-approved equity-based incentive plans.

Membership

The Committee’s current members are Mr. Caprio (Chair), Mr. Doninelli and Ms. Susko. All members of the Committee are independent. None of the members of the Committee is or has been an executive officer or employee of the Company or any of its subsidiaries, nor do any members have any indebtedness to the Company or any of its subsidiaries, nor have they any material interest in any actual or proposed transaction in the last financial year which has materially affect or would materially affect the Company.

Meetings

During the year ended December 31, 2014, the Committee met twice.

Report on Directors’ Compensation

Management reports to the Board once a year the status of Board compensation in relation to other companies. As part of a Director's total compensation and to create a direct linkage with corporate performance as well as shareholder value, the Board believes that a meaningful portion of a Director's compensation shall be provided and held in equity, namely stock options and Restricted Share Units (“RSUs”).

Under the current compensation plan each independent Board member shall receive stock options (at market value) upon joining the Board. The number of stock options will be determined by the Board at the time of grant.

The Company pays its Directors, who are not executive officers of the Company, the following base annual fees:

Chairman of the Board	Cdn$32,500
Chairman of the Audit Committee	Cdn$27,500
Chairman of the Compensation Committee	Cdn$27,500
Director	Cdn$22,500

In addition each independent director will be paid Cdn $1,000 for each Board meeting attended in person and Cdn $250 for each Board meeting attended by conference call during the calendar year.

Each independent Board member also receives an additional 60% of their base annual fees in the form of RSUs. The RSUs vest ratably over their annual term of appointment.

Fees of CHF 5,000 per year are also paid to each director responsible for the Company’s Swiss subsidiary.

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Fees of Cdn$5,000 per year was also paid to each director responsible for the Company’s U.S. subsidiary up until May 6, 2014.

The Company also reimburses its Directors for disbursements incurred on behalf of the Company.

Changes in Board compensation, if any, will come with the full discussion and concurrence by the Board.

DIRECTORS’ COMPENSATION

Summary Compensation Table

In addition to the reimbursement of reasonable travel and lodging expenses, the following table sets forth details of total compensation in US dollars for each independent director of the Company for the year ended December 31, 2014 (compensation was paid in Canadian dollars, but presented below in US dollars at the average rate of Cdn$1.00 equals US$0.9055):

Name	Fees earned ($)	Share-based awards ($)(1)	Option based awards ($)(2)	Non-Equity Incentive plan compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Fabio Doninelli	38,564	25,563	-	Nil	Nil	Nil	64,127
Joseph Caprio(3)	28,523	20,435	-	Nil	Nil	Nil	48,958
James Topham	28,523	21,631	-	Nil	Nil	Nil	50,154
Shannon Susko(4)	15,068	12,319	16,938	Nil	Nil	Nil	44,325
Andrew Harries(5)	10,476	-	-	Nil	Nil	Nil	10,476

Notes:

(1)

Amounts represent the grant date fair value of Restricted Share Units based on the assumption of 100% vesting. The fair value is determined by multiplying the Company’s share price by the number of RSUs granted.

(2)

Amounts represent the grant date fair value of options based on the assumption of 100% vesting. The fair value is determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 16c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements Years Ended December 31, 2014, 2013 and 2012 available on SEDAR at www.sedar.com.

(3)	Joseph Caprio was appointed as Chair of the Compensation Committee on May 7, 2014.
(4)	Shannon Susko became a Director and member of the Compensation Committee on May 7, 2014.
(5)	Andrew Harries ceased to be a Director and Chair of the Compensation Committee on May 7, 2014.

There were no other arrangements under which independent directors were compensated during 2014. No independent directors earned any compensation during 2014 for consultancy or other services provided to the Company.

Although Dr. Chan is a member of the Board of Directors, her compensation is summarized in the section “Executive Compensation”.

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Outstanding share-based awards and option-based awards

The following table sets forth details of outstanding awards for each independent director of the Company as at December 31, 2014. The number of shares and share prices are presented on a post-consolidated basis. Please refer to the above section “Voting Shares and Principal Holders Thereof” for further information:

	Options based awards				Share based awards
						Market value
						of share
	No. of			Value of		based
	securities			unexercised		awards that
	underlying	Options	Options	in the money	Number of	have not
	unexercised	exercise	expiration	options $	shares not	vested
Name	options	price (Cdn$)	date	(Cdn$)(1)	vested	(Cdn$)(2)
Fabio Doninelli (Chairman of the Board and member of the Audit and Compensation Committee)	15,000	8.60	4-Mar-16	Nil	-	-
	2,321	5.40	5-Mar-18	Nil	-	-
	-	-	-	-	4,830	24,150
Joseph Caprio (Director and Chairman of the Compensation Committee and member of the Audit	2,000	7.00	1-Apr-15	Nil	-	-
	10,000	4.80	14-Dec-16	2,000	-	-
	1,604	5.40	5-Mar-18	Nil	-	-
	-	-	-	-	3,635	18,175
James Topham (Director and Chair of the Audit Committee	10,000	7.30	12-May-16	Nil	-	-
	1,964	5.40	5-Mar-18	Nil	-	-
	-	-	0-Jan-00	-	4,087	20,435
Shannon Susko (Director and member of the Compensation Committee)	10,000	5.40	7-May-16	Nil	-	-
	-	-	-	-	1,308	6,540

Notes:

(1)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2014, Cdn$5.00, less the exercise price of the stock option(s).
(2)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2014, Cdn$5.00.

Incentive plan awards – value vested or earned during the year

The following table sets forth details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2014 for each independent director of the Company (incentive plan awards were measured and valued in Canadian dollars, but presented below in US dollars at the average rate of Cdn$1.00 equals US$0.9055):

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)(1)	Non-equity incentive plan compensation – Value earned during the year ($)
Fabio Doninelli	Nil	18,054	N/A
Joseph Caprio	Nil	14,021	N/A
James Topham	Nil	15,236	N/A
Shannon Susko	Nil	7,225	N/A

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Note:

(1)

Amounts in this column reflect share-based awards that were vested and released in 2014. The number of RSUs vested and TSX Closing Prices were adjusted to reflect the 1 to 10 conversion of common shares on January 16, 2015 as described in the above section “Voting Shares and Principal Holders Thereof”.

Name	Share-based awards vested	Vesting Date	Closing Price on Toronto Stock Exchange on vesting dates (Cdn$)
Fabio Doninelli	1,617	9-May-14	5.20
Joseph Caprio	1,102	9-May-14	5.20
James Topham	1,360	9-May-14	5.20
Fabio Doninelli	1,890	7-Nov-14	6.10
Joseph Caprio	1,599	7-Nov-14	6.10
James Topham	1,599	7-Nov-14	6.10
Shannon Susko	1,308	7-Nov-14	6.10

Report on Executive Compensation

Compensation Discussion and Analysis

One of the Compensation Committee’s roles is to design a compensation arrangement for the Company’s executive team that supports its business strategy to enhance the growth and profitability of the Company and allows the Company to attract and retain the key talent necessary to achieve the business objectives of the Company, as approved by the Board.

The Company has established compensation policies to address the following objectives:

  To assist the Company to attract and retain highly qualified individuals.

  To reward employees annually for achieving financial results.

  To create among employees a sense of ownership in the Company and to align the interests of the employees with those of the shareholder.

  To create a variable component to compensation that is linked to the Company’s business strategy, the Company’s ability to pay and the employee’s ability to influence results.

  To ensure competitive compensation that is also financially affordable for the Company.

  To provide a rational methodology for annual cash incentive and long-term equity: restricted share and stock option awards that employees understand and support.

  To attract and retain talented individuals to lead those functions important to the Company’s success.

The Company’s compensation plan is comprised of a combination of base salary and benefits, an annual cash incentive plan and annual long-term equity: restricted share and stock option awards.

To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

Base Salary and Benefits

Base salaries for senior management are targeted, on average at the 75th percentile of the comparator group and other relevant external market data as well as the individual’s skill performance and experience. In addition to the base salary, the Company offers a benefit package to all employees to cover group life insurance, health and dental, and a group Registered Retirement Savings Plan (RRSP). Senior management also receives a car allowance.

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Pension Plan Benefits

Other than contributions to group retirement savings plans on behalf of the employee, the Company does not provide retirement benefits under defined benefit or defined contribution plans for its Named Executive Officers.

Annual Cash Incentive Compensation Plan

The Company’s annual cash incentive compensation plan for executives is based on the Compensation Objectives discussed above.

The on target cash bonuses for executives are determined as a percentage of base salary and calculated at 75% of base salary for the CEO, 50% of base salary for the CFO and 30% of base salary for the General Manager.

Payments under this plan are determined based on a Financial Multiplier. Depending on each Named Executive Officers responsibilities, the Financial Multiplier is based on the Company’s and or Division’s performance and success in achieving specific operating targets: 50% on annual revenue targets and 50% on annual adjusted EBITDA targets.

In addition the CEO and CFO also have corporate objectives and the General Manager has divisional objectives whereby the level of achievement of these objectives the (“Objective Achievement Multiplier“) are considered when determining the overall award for annual incentives.

However, no bonus shall be paid if the Company is not profitable.

The following table sets forth details of each Named Executive Officers Annual Cash Incentive Compensation Plan and levels of achievement in 2014:

Name	On target cash bonus as %of base salary	2014 Financial Multiplier	2014 Objective Achievement Multiplier	2014 Overall Incentive Multiplier
Amiee Chan	75%	103.0%	100%	103%
Arthur Chin	50%	103.0%	100%	103%
Ken Broom	30%	94.5%	70%	66%

2014 Financial Multiplier:

The specific annual revenue and Adjusted EBITDA targets for fiscal 2014 were set very high but with attainable goals. While annual revenues were below the levels previously agreed with the Board, mainly due to economic conditions, management was able to balance investment in new strategic opportunities with tight cost controls and delivered a strong and positive annual Adjusted EBITDA. Overall, for fiscal 2014, a financial multiplier of 103% was merited and awarded to Dr. Chan and Mr. Chin and 94.5% for Mr. Broom.

2014 Objective Achievement Multiplier:

For Dr. Chan and Mr. Chin, corporate objectives related to product development, operational performance efficiencies, customer and human resource initiatives were also set for 2014. The Board considered the achievement of the corporate objectives and determined that an objective attainment multiplier of 100% was merited and awarded. For Mr. Broom, he was responsible for certain divisional objectives related to operational performance efficiencies. The CEO determined that an objective achievement multiplier of 70% was merited.

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2014 Overall Incentive Multiplier:

When considering the financial multiplier together with the objective achievement multiplier, overall incentive multipliers of 103%, 103% and 66% was determined and used to calculate Dr. Chan’s, Mr. Chin’s and Mr. Broom’s annual cash and long-term equity awards related to fiscal 2014 performance, respectively.

Annual Long-Term Equity: Restricted Share Units Award

On May 9, 2012, the shareholders of the Company approved the adoption of the terms of a Restricted Share Unit Plan (the “RSU Plan”).

Under the RSU Plan, restricted share units (“RSUs”) are issued to directors, officers and employees of the Company, or its subsidiaries (“Eligible Persons”). The RSU Plan gives Eligible Persons the right to receive, at the discretion of the Board (or a committee thereof), Common Shares, which are not to be issued from treasury, without any monetary consideration payable to the Company. The Company has engaged a trustee to purchase the Common Shares on the public market, through the facilities of the Toronto Stock Exchange (the “TSX”), in connection with the granting of RSUs to Eligible Persons, which Common Shares are held by the trustee until such Eligible Person’s RSUs vest. The vesting of RSUs will be subject to time-based vesting terms, conditions and restrictions, as determined by the Board (or a committee thereof) in its sole discretion. To the extent that such criteria are attained, each RSU would be converted into one Common Share held by the trustee. On termination of employment for any reason whatsoever, all unvested RSUs will be forfeited. Upon death or total disability all unvested RSUs will immediately vest.

The RSUs are accounted for as a compensation expense under the fair value method of accounting.

In 2014, the Company has awarded a total of 32,663 (2013 – 43,020) RSUs (on a post share conversion basis) to the Board of Directors and senior management. 12,7901 RSUs granted to the Board of Directors vest over 6 and 12 month periods while the remaining units vest ratably over 12, 24 and 30 month periods.

Annual Long-Term Equity: Stock Option Award

On May 9, 2012, the shareholders of the Company approved the adoption of a new stock option plan (the “New Stock Option Plan”) in order to modernize and incorporate the changes to the TSX policies and regulations. In addition, the New Stock Option Plan addressed amendments to applicable Canadian income tax regulations, whereby issuers are required to collect withholding taxes from optionees in connection with option exercises.

Under the New Stock Option Plan, any increase in the number of outstanding common shares of the Company results in an increase in the number of common shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan results in an additional grant being available under the plan. All validly outstanding options existing on May 9, 2012 were counted for the purposes of calculating what may be issued under the New Stock Option Plan.

In 2014, the Company has awarded a total of 26,014 (2013 – 45,902) stock options (on a post share conversion basis) to the Board of Directors and senior management at a weighted average exercise price of Cdn$5.30 and fair value of Cdn$1.90 related to fiscal 2013 performance.

Long Service: Stock Option Award

In 2011, the Company amended its compensation plan such that certain employees are entitled to a loyalty/long service grant of options at each fifth year anniversary with the Company. In 2014, no stock options were awarded to the Board or senior management related to long service.

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Summary

In summary all cash amounts approved by the Committee for 2014 performance and all equity based incentive amounts for 2013 performance have been included in Summary Compensation Table contained within this Information Circular. The amount and terms of outstanding RSUs and stock options were not considered when determining the 2013 performance grants.

Overall the Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the executive team to make a positive contribution to the Company’s overall success, thereby enhancing the value of the Company for its shareholders.

Termination and Change in Control Benefits

The Company has an employment agreement with each of the Named Executive Officers:

Dr. Chan’s contract may be terminated by her with six weeks’ notice and by the Company by paying: a) salary, accrued vacation pay and pro-rated performance bonus to the date of termination; and b) a lump sum severance equal to twelve (12) months base salary (based on the Executive’s base salary at the time of termination) plus a performance bonus at the 1.0x level (based on the Executive’s on-target reward level at the time of termination).

Mr. Chin’s contract may be terminated by him with eight weeks’ notice and by the Company by paying: a) salary, accrued vacation pay and pro-rated performance bonus to the date of termination; and b) a lump sum severance equal to twelve (12) months base salary (based on the Executive’s base salary at the time of termination) plus a performance bonus at the 1.0x level (based on the Executive’s on-target reward level at the time of termination).

Mr. Broom’s contract may be terminated by him with eight weeks’ notice and by the Company with a combination of notice and pay of two months, plus a further one month salary for each full year of employment with Company, but not less than four months up to a maximum of twelve months.

Each agreement contains a twelve month Non-Competition and Non-Solicitation clause. The Company has no compensatory plan or arrangement to compensate the Named Executive Officers in the event of the termination of employment (resignation, retirement, or change of control) or in the event of a change in responsibilities following a change in control, except for usual notice or payment in lieu of notice requirements in the employment agreements of such Named Executive Officers in the event of termination without just cause. The vesting of RSUs and stock options is governed by the Company’s respective Plans.

If the employment of the Named Executive Officer were terminated without just cause on December 31, 2014, the Named Executive Officer would be paid an incremental amount outlined in the table below. Please note that termination benefits have been calculated based on Canadian dollars, but presented in US dollars at the average rate of Cdn$1.00 equals US$0.9055.

Name	Payment ($)
Amiee Chan	452,569
Arthur Chin	332,500
Ken Broom	48,293

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Performance Graph

The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares of the Company with the cumulative total return on the Toronto Stock Exchange S&P/TSX Composite Index, assuming a Cdn$100 investment on December 31, 2009 and reinvestment of dividends.

The cumulative total return on an assumed Cdn$100 investment on December 31, 2009 would have grown to Cdn$102 on December 31, 2014; however, the Company’s executive compensation has generally increased at a higher rate. While total Named Executive Officer compensation was not directly correlated to this return, there has been a substantial return to the Company’s profitability since fiscal 2008 and in the Compensation Committee’s opinion, the increase, in overall compensation has been merited.

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EXECUTIVE COMPENSATION

Summary Compensation Table

During the Company’s fiscal year ended December 31, 2014, the aggregate compensation awarded to, earned by, paid or payable by the Company or its subsidiaries to its Named Executive Officers, all of whose financial statements are consolidated with those of the Company, was $1,104,129 (2013 - $1,052,323).

The following table, reported in United States Dollars, sets forth all annual and long term compensation accrued or paid by the Company and its subsidiaries for the years ended December 31, 2014, 2013 and 2012 for each Named Executive Officer of the Company as at December 31, 2014:

					Non-Equity Incentive plan compensation ($)
			Share-	Option	Annual	Long-term		All Other
Name and Principal			based	based	Incentive	incentive	Pension	Compensation
Position	Year	Salary ($)	awards(1)	awards(2)	Plans(3)	plans	Value ($)	($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
Amiee Chan, President and Chief Executive Officer(5)	2014	258,611	42,671	13,902	199,777	N/A	22,919	5,506	543,386
	2013	277,346	95,688	30,511	91,524	N/A	18,444	5,455	518,968
	2012	280,224	48,038	Nil	275,917	N/A	27,807	5,431	637,378
Arthur Chin, CFO	2014	221,666	36,575	11,916	114,158	N/A	16,791	Nil	401,106
	2013	237,725	68,147	21,742	52,300	N/A	14,501	Nil	394,415
	2012	240,192	34,861	Nil	180,144	N/A	21,017	Nil	476,214
Ken Broom, General Manager of Sinclair Technologies(6)	2014	148,172	Nil	1,111	28,751	N/A	5,926	Nil	183,961
	2013	79,182	Nil	10,267	8,890	N/A	2,092	Nil	100,431

Notes:

(1)

Amounts represent the grant date fair value of Restricted Share Units based on the assumption of 100% vesting. The fair value is determined by multiplying the Company’s share price by the number of RSUs granted.

(2)

Amounts represent the grant date fair value of options based on the assumption of 100% vesting. The fair value is determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 16c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements Years Ended December 31, 2014, 2013 and 2012 available on SEDAR.

(3)	Amounts paid or accrued related to the fiscal year of performance.
(4)	Perquisites under All Other Compensation are not in excess of CDN$50,000 or 10% of the total base salary paid to each Named Executive Officer for the years indicated and thus are not reported.
(5)	Dr. Chan received in 2014 director’s fee of $5,506 (2013 - $5,455, 2012 - $5,431) for being a director of the Company’s Swiss subsidiary. The amount is included under All Other Compensation.
(6)

Mr. Broom joined the Company on May 13, 2013 and was promoted to General Manager of the Sinclair Technologies division on November 22, 2013. His 2013 compensation includes the portion Mr. Broom earned in the position of Director of Operations for the Sinclair Technologies division from May 13 2013 to November 21, 2013.

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Outstanding share-based awards and option-based awards

The following table sets forth details of outstanding awards for each Named Executive Officer of the Company as at December 31, 2014. The number of shares and share prices are presented on a post-consolidated basis. Please refer to the above section “Voting Shares and Principal Holders Thereof” for further information:

	Options based awards				Share based awards
						Market value
						of share
	No. of			Value of		based
	securities			unexercised		awards that
	underlying	Options	Options	in the money	Number of	have not
	unexercised	exercise	expiration	options	shares not	vested
Name	options	price (Cdn$)	date	(Cdn$)(1)	vested	(Cdn$)(2)
Amiee Chan, (President and Chief Executive Officer)	4,000	7.00	1-Apr-15	Nil	-	-
	20,000	4.80	14-Dec-16	4,000	-	-
	16,047	5.40	5-Mar-18	Nil	-	-
	8,267	5.30	25-Feb-19	Nil	-	-
	-	-	-	-	18,850	94,250
Arthur Chin (Chief Financial Officer)	10,000	7.00	1-Feb-16	Nil	-	-
	11,429	5.40	5-Mar-18	Nil	-	-
	7,086	5.30	25-Feb-19	Nil
	-	-	-	-	14,253	71,265
Ken Broom (General Manager of Sinclair Technologies)	2,500	4.80	13-May-18	500	-	-
	3,500	5.10	22-Nov-18	Nil	-	-
	661	5.30	25-Feb-19	Nil	-	-
	-	-	-	-	152	760

Notes:

(1)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2014, Cdn$5.00, less the exercise price of the stock option(s).
(2)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2014, Cdn$5.00.

Incentive plan awards – value vested or earned during the year

The following table sets forth details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2014 for each Named Executive Officer of the Company (awards were measured and valued in Canadian dollars, but presented below in US dollars at the average rate of Cdn$1.00 equals US$0.9055):

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)(1)	Non-equity incentive plan compensation – Value earned during the year ($)
Amiee Chan	Nil	47,675	Nil
Arthur Chin	Nil	34,180	Nil
Ken Broom	Nil	N/A	Nil

Note:

(1)

Amounts in this column reflect share-based awards that were vested and released in 2014. All of the Cdn$ values were converted to U.S. dollars at the average rate for 2014 of Cdn$1.00 to US$0.9055. The number of RSUs vested and TSX Closing Prices were adjusted to reflect the 1 to 10 conversion of common shares on January 16, 2015 as described in the above section “Voting Shares and Principal Holders Thereof”.

Name	Share-based awards vested	Vesting Date	Closing Price on Toronto Stock Exchange on vesting dates (Cdn$)
Amiee Chan	10,125	9-May-14	6.10
Arthur Chin	7,259	9-May-14	6.10

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Pension plan benefits

Please refer to section “Report on Executive Compensation” for further information.

Termination and change in control benefits

Please refer to section “Report on Executive Compensation” for further information.

MANDATE AND REPORT OF THE AUDIT COMMITTEE

The Audit Committee supports the Board in fulfilling its over-sight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the independence and performance of the Company’s external auditors and the management of the Company’s risks, credit worthiness, treasury plans and financial policy. Information regarding the Audit Committee, including its Charter is included attached hereto as Appendix “A”.

Membership

The Committee’s current members are James Topham (Chair), Fabio Doninelli and Joseph Caprio each of whom was reappointed on May 7, 2014. The Committee is currently and is expected to be comprised entirely of independent directors.

The Board has determined that each past, current and expected member of the Audit Committee is “financially literate”, has “accounting or related financial management expertise” and that the Audit Committee Chair is an “audit committee financial expert” as defined by applicable securities laws. The following lists the relevant education and experience of the members of the Audit Committee that are relevant to the member’s role on the committee.

Relevant Education and Experience

James Topham has 30 years of public practice experience as a Chartered Accountant and prior to his retirement in 2008, was a Technology Partner of KPMG’s Vancouver office. Mr. Topham currently serves on the Board of one other public technology company as well as working with several other private technology companies. Mr. Topham was also a founder and for the first nine years, board member of the BC Technology Industry Association (“BCTIA”). In 2003, Mr. Topham founded the predecessor to the BC Cleantech CEO Alliance, to promote the cleantech industry in BC. He is a founder of Venture Partners Vancouver (formerly known as BC Social Venture Partners), which has raised several million dollars towards funding specific community projects. Through these roles, Mr. Topham has developed experience and understanding reviewing financial statements, accounting principles, internal controls and financial reporting procedures for public companies. Mr. Topham has a computer science major and a Bachelor of Commerce degree with Honours, and was the most distinguished graduate, from the Commerce Faculty of the University of Saskatchewan (1972).

Fabio Doninelli is President and Board Member of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland. Mr. Doninelli has extensive experience in strategic advisory, portfolio management, and structuring funds. From 1982 to 1986, Mr. Doninelli served as Vice President of Trading for the Zurich Stock Exchange. Mr. Doninelli also serves as Strategy Advisor to the Boards of several public and private companies around the world. Mr. Doninelli is also Chairman of Lifeware SA, which is an online life insurance software company with offices in Chiasso, Lugano, Zurich and Frankfurt, Germany. In these senior executive capacities, Mr. Doninelli has developed experience and understanding reviewing financial statements, accounting principles, internal controls and financial reporting procedures for public companies.

Mr. Caprio has 35 years of experience as a recognized organizational development expert. Mr. Caprio is a former Associate Dean at Colgate University and has served as a management consultant and as the operating officer of entrepreneurial businesses. Mr. Caprio, who lives in

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Hamilton, New York, is a strong proponent of the participative management philosophy of the American Management Association and has counselled a number of successful organizations. In these capacities, Mr. Caprio has developed experience and understanding reviewing financial statements, accounting principles, internal controls and financial reporting procedures for public companies. Mr. Caprio holds a BS degree in management from the University of Rhode Island, Kingston, RI and an MA degree from Colgate University, Hamilton, NY.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting. The Committee meets separately with management and without management present, at each regularly scheduled meeting. During the year ended December 31, 2014, the Committee met four times.

Financial reporting

As part of its oversight of the Company’s financial statements, the Committee reviewed and recommended to the Board for approval, the public release and filing of the annual audited Consolidated Financial Statements and unaudited Condensed Interim Consolidated Financial Statements of the Company, including related news releases and MD&A. The Committee also reviewed throughout the year, any changes or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company.

External auditor

In accordance with the BCBCA, the Shareholders appoint the Company’s Auditor. In carrying out its responsibilities, the Committee has reviewed the qualifications and performance of the Auditor and recommends to the Board and to the Shareholders that PricewaterhouseCoopers LLP, Chartered Accountants be appointed as Auditor of the Company at the Meeting and that the directors be authorized to fix their remuneration.

The Committee is directly responsible for the oversight of the work of the external auditors, including reviewing relationships between the external auditors and the Company and resolution of disagreements between management and the external auditors regarding financial reporting, audit problems or other difficulties. The Chair of the Committee meets separately with the engagement partner from the external audit firm during the year independently of the Committee and management.

The Committee, on delegated authority from the Board, has the sole authority to approve all audit engagement fees and terms as well as the provision of any legally permissible non-audit services provided by the external auditors.

In addition, the Committee conducted a review of the Company’s audit requirements as detailed in the above section “Appointment of Auditor”.

Audit, Audit related and non-audit services

All requests for non-prohibited audit, audit related and non-audit services provided by the external auditor and its affiliates to the Company are required to be pre-approved by the Committee. To enable this, the Company has implemented a process by which all requests for services involving the external auditor are reviewed by the Chief Financial Officer to ensure that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then presented to the Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Committee Chair for his/her review, evaluation and pre-approval or denial on behalf of the Committee (with the full Committee’s review at the next scheduled quarterly meeting). Throughout the year, the Committee monitors the actual versus approved expenditure for each of the approved requests.

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Fees paid to external auditors

The following table sets forth fees paid by the Company to Grant Thornton LLP in 2014 and 2013 (fees were paid and presented in Canadian dollars):

	Audit Fees	Audit Related Fees	All Other Fees	Total
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
2014	191,220	146,186	-	337,406
2013	210,043	-	-	210,043

Audit Fees are for services rendered for the audit of the annual consolidated financial statements and for the reviews of the quarterly financial statements.

Audit Related Fees in 2014 are for services rendered in connection with an acquisition pursued by the Company.

Internal controls and disclosure controls

The Committee has oversight responsibility for management reporting on internal controls and requires that management implement and maintain appropriate internal control procedures. The Committee meets with the external auditors and with management to assess the adequacy and effectiveness of these systems of internal control. The Committee also reviews reports from the external auditors on the Company’s control environment and internal controls implemented to ensure any weaknesses identified have been remedied.

The Committee also monitors the Company’s financial reporting and disclosure controls processes.

Risk management

The Committee has oversight responsibility of the Company’s risks. The Committee reviewed the results of management’s risk assessment, the identification of key risks and the engagement of management to mitigate risk exposures. The Committee also reviewed the adequacy of the Company’s insurance coverages.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at December 31, 2014 about the Company’s compensation plans under which equity securities are authorized for issuance. The number of options and securities and exercise prices are presented on a post-consolidated basis. Please refer to the above section “Voting Shares and Principal Holders Thereof” for further information:

Plan Category		Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (Cdn$) (b)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in the first column (a)) (c)
Equity compensation plans approved by shareholders	Stock Option Plan	214,162	5.80	369,003
Equity compensation plans not approved by shareholders		Nil	Nil	Nil
Total		214,162	5.80	369,003

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The description of the stock option plan are set forth in note 16 “Issued Capital” of the Company’s consolidated financial statements for the year ended December 31, 2014, available under the Company’s profile on SEDAR at www.sedar.com or the Company’s website at www.norsat.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at March 25, 2015, no director or executive officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive officer or proposed nominee was indebted to the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company, including comparative financial information provided in the Company’s consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the Company’s most recently completed financial year, is available on the SEDAR website at www.sedar.com.

The Company will provide to any person or company, upon request to the Chief Financial Officer of the Company, a copy of the Company's consolidated comparative financial statements for its most recently completed financial year together with the accompanying report of the auditor and MD&A, and any interim financial statements of the Company subsequent to the financial statements of the Company's most recently completed financial year that have been filed together with the relevant MD&A. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information.

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company on March 30, 2015.

DATED at Richmond, British Columbia, as of this 30th day of March, 2015. By Order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

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Appendix A – Audit Committee Charter

The following audit committee charter has been extracted from the Board Mandate (“the Mandate”). The full text version of the Mandate can be found at the Company’s webpage at www.norsat.com under “Investors”/”Corporate Governance”.

AUDIT COMMITTEE CHARTER

1. OVERVIEW

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Norsat International Inc. (the “Company”) is to assist the Board in achieving its oversight responsibilities with respect to the Company. The Committee shall be governed by this Charter.

2. ORGANIZATION

The Committee shall be composed of not less than three Independent directors, as defined below. Each must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement (or be able to do so within a reasonable period of time after appointment to the Committee); and (c) at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

3. DEFINITION OF WHAT CONSTITUTES INDEPENDENCE FOR DIRECTORS

For purposes of this Charter, an “Independent Director” is defined the same as that defined in the Board Mandate.

4. STATEMENT OF POLICY

The Committee shall provide assistance to the Board in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate reports of the Company. In so doing, it is the responsibility of the Committee to maintain free and open means of communication between the directors, the independent auditors, and the financial Management of the Company.

5. RESPONSIBILITIES

In carrying out its responsibilities, the Committee shall: (a) review the Company’s annual audited and quarterly financial statements prior to release to any shareholder, governmental body or the public, including any certification, report, opinion, or review rendered by the Company’s auditors; (b) review on an annual basis the independence of the Company’s auditor; (c) be directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm; (d) provide an assessment of the effectiveness of the Company’s internal controls over financial reporting; (e) at the request of the Board, review the Company’s other financial statements, reports and information submitted to any shareholder, governmental body or the public; and (f) perform such other duties and tasks as shall be requested by the Board in furtherance of the foregoing.

6. PROCEDURES

The Committee shall adhere to the following procedures in order to carry out its purpose and responsibilities:

  Annually, review with Management and recommend to the Board the appointment of independent auditors of the Company, its divisions and subsidiaries.

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  Meet with the independent auditors and financial Management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

  Review with the independent auditors and the financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls, information technology controls, security and other matters relating to the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the committee periodically should review Company policy statements to determine their adherence to the code of conduct.

  Review the internal audit function of the Company including the independence and authority of its reporting obligations; the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

  Receive prior to each meeting, an overview of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

  Prior to their release, review the financial statements contained in the annual report to shareholders with Management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

  Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of Management present. Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

  Review accounting and financial human resources and succession planning within the Company.

  The Committee shall: (a) prepare minutes of all Committee minutes and distribute copies thereof to the Board; and (b) prepare an annual report to the Board specifying the actions the Committee took during the preceding year to satisfy its responsibilities hereunder. Specifically, the report shall disclose whether the Committee has reviewed and discussed the annual financial statements with Management, discussed the required items with the independent accountants and auditors, and received the written report from the auditors regarding their independence. Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

A-2

Appendix B – Change in Auditor Reporting Package Change of Auditor Notice:

Norsat International Inc.
110-4020 Viking Way
Richmond, BC
V6V 2L4 CANADA
tel: +1 604 821 2800
fax: +1 604 821 2801
www.norsat.com

TO: British Columbia Securities Commission
Ontario Securities Commission

AND TO: Grant Thornton LLP

AND TO: PricewaterhouseCoopers LLP

Dear Sirs / Mesdames:

Re: Change of Auditor Notice – Norsat International Inc. (the "Company")

Pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), the Company hereby gives notice of a change in auditor, as follows:

1. On March 3, 2015, the Company determined it will not propose Grant Thornton LLP (the "Former Auditor") for reappointment as the auditor of the Company on the expiry of its term of office at the Annual General Meeting of Shareholders of the Company (or any adjournment thereof) to be held on May 6, 2015 (the "Meeting");

2. The Company will propose that the shareholders of the Company appoint at the Meeting PricewaterhouseCoopers LLP ("PwC") as independent auditor of the Company;

3. The termination of the Former Auditor and the proposed appointment at the meeting of PwC have been considered and recommended by the Audit Committee of the Company's Board of Directors and approved by the Board of Directors of the Company;

4. The Former Auditor's reports for the Company's two most recently completed fiscal years, namely the fiscal years ending December 31, 2013 and December 31, 2014, did not express a modified opinion; and

5. There have been no "reportable events" as defined in NI 51-102 involving the Company and the Former Auditor.

DATED this 5th day of March, 2015

Norsat International Inc.

"Arthur Chin"

Arthur Chin
Chief Financial Officer

1

Norsat International Inc.

B-1

Letter from former auditor:

Grant Thornton

British Columbia Securities Commission
Ontario Securities Commission

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

March 6, 2015

Dear Sirs/Mesdames:

Subject: Norsat International Inc. (the "Company") – Notice of Change of Auditor

We are providing this letter as requested by the Company pursuant to Section 4.11, paragraph (5)(a)(ii) of National Instruments 51-102. We refer to the Notice of Change of Auditor dated March 5, 2015 and prepared by the Company and delivered to us (the "Notice"). We have reviewed the Notice, and agree with the statements contained in the Notice.

We are providing this letter based on our knowledge as at the date of this letter.

Yours truly,
Grant Thornton LLP

Grant Thornton LLP

Chartered accountants

Audit - Tax - Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

B-2

Letter form successor auditor:

March 6, 2015

To: British Columbia Securities Commission
Ontario Securities Commission

Re: Change of Auditor Notice – Norsat International Inc. (the Company)

We have read the statements made by Norsat International Inc. in the attached copy of change of auditor notice dated March 5, 2015 which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated March 5, 2015.

Yours very truly,

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

B-3